NEVSUN RESOURCES LTD. Consolidated Financial Statements Years ended December 31, 2016 and 2015 (Expressed in United States dollars)

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Nevsun Resources Ltd. and other information contained in the Management’s Discussion and Analysis are the responsibility of management and have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The consolidated financial statements include amounts that are based on management’s best judgements and estimates.

Management is responsible for establishing and maintaining a system of internal control over financial reporting. This system is designed to provide management with reasonable assurance that the financial information is accurate, reliable and relevant, and that the Company’s assets are adequately safeguarded.

The Board of Directors, through the Audit Committee, approves the consolidated financial statements and Management’s Discussion and Analysis and is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control.  The Audit Committee, consisting of non-executive directors, meets periodically with management, as well as the external auditors, to satisfy itself that each party is properly discharging its responsibilities. The auditors have full and free access to the Audit Committee, with or without management present.

The consolidated financial statements have been audited by KPMG LLP, Registered Public Accountants. Their report outlines the scope of their audit and the opinion rendered.

“Cliff T. Davis”
Cliff T. Davis
Chief Executive Officer

“Tom Whelan”
Tom Whelan
Chief Financial Officer

February 22, 2017

KPMG LLP Chartered Professional Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Nevsun Resources Ltd.

We have audited the accompanying consolidated financial statements of Nevsun Resources Ltd., which comprise the consolidated balance sheets as at December 31, 2016 and December 31, 2015, the consolidated statements of comprehensive income, cash flows and changes in equity for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Nevsun Resources Ltd. as at December 31, 2016 and December 31, 2015, and its consolidated financial performance and its consolidated cash flows for the years then ended, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 22, 2017 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

//s//  KPMG LLP

Chartered Professional Accountants

February 22, 2017
Vancouver, Canada

KPMG LLP Chartered Professional Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Nevsun Resources Ltd.

We have audited Nevsun Resources Ltd.’s (the “Company”) internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, under the heading Changes in Internal Control over Financial Reporting included in the accompanying Management’s Discussion and Analysis. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

In our opinion, Nevsun Resources Ltd. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Nevsun Resources Ltd. as of December 31, 2016 and 2015, and the related consolidated statements of comprehensive income, cash flows and changes in equity for the years then ended, and our report dated February 22, 2017 expressed an unqualified opinion on those consolidated financial statements.

//s//  KPMG LLP

Chartered Professional Accountants

February 22, 2017
Vancouver, Canada

NEVSUN RESOURCES LTD. Consolidated Balance Sheets (Expressed in thousands of United States dollars)

	Note	December 31, 2016	December 31, 2015

Assets

Current assets
Cash and cash equivalents	8	$199,256	$434,340
Accounts receivable and prepaids	9	14,986	15,209
Inventories	10	75,462	77,495
Due from non-controlling interest	11	5,000	5,355
		294,704	532,399
Non-current assets
Due from non-controlling interest	11	-	38,825
Account receivable	9	388	725
Inventories	10	48,764	20,042
Mineral properties, plant and equipment	12	965,306	412,129
		1,014,458	471,721
Total assets		$1,309,162	$1,004,120

Liabilities and equity

Current liabilities
Accounts payable and accrued liabilities	13	$64,730	$56,881
Dividends payable	16	12,053	7,991
Income taxes payable	14	10,090	5,385
Provision for Lower Zone commitment	6	6,718	-
		93,591	70,257

Non-current liabilities
Deferred income taxes	14	63,988	65,431
Provision for mine closure and reclamation	15	40,676	38,732
		104,664	104,163
Total liabilities		198,255	174,420

Equity
Share capital	16	700,133	407,945
Share-based payments reserve		12,775	15,796
Retained earnings		217,629	245,580
Equity attributable to Nevsun shareholders		930,537	669,321

Non-controlling interest		180,370	160,379
Total equity		1,110,907	829,700
Total liabilities and equity		$1,309,162	$1,004,120

Commitments and contingencies (notes 21, 26)

The accompanying notes form an integral part of these consolidated financial statements.

Approved on behalf of the Board:

“David S. Smith”	Director	“R. Stuart Angus”	Director
David S. Smith		R. Stuart Angus

NEVSUN RESOURCES LTD. Consolidated Statements of Comprehensive Income (Expressed in thousands of United States dollars, except per share amounts) Years ended December 31, 2016 and 2015

	Note	2016	2015

Revenues	18	$230,705	$356,872
Cost of sales
Operating expenses	19	(103,442)	(200,890)
Royalties		(11,454)	(18,176)
Depreciation and depletion	12	(35,327)	(45,093)
Operating income		80,482	92,713

Administrative expenses	20	(19,213)	(13,595)
Finance income	11	3,515	3,210
Finance costs	15	(1,944)	(1,536)
Share of loss from associate (Reservoir)	6	(1,862)	-
Income before taxes		60,978	80,792

Income taxes	14	(29,888)	(34,919)
Net income and comprehensive income		$31,090	$45,873

Net income and comprehensive income attributable to:
Nevsun shareholders		$11,353	$22,794
Non-controlling interest		19,737	23,079
		$31,090	$45,873

Earnings per share attributable to Nevsun shareholders:	16
Basic		$0.04	$0.11
Diluted		$0.04	$0.11

The accompanying notes form an integral part of these consolidated financial statements.

NEVSUN RESOURCES LTD. Consolidated Statements of Cash Flows (Expressed in thousands of United States dollars) Years ended December 31, 2016 and 2015

	Note	2016	2015
Operating activities
Net income		$31,090	$45,873
Items not involving the use (receipt) of cash
Depreciation and depletion		35,366	45,120
Share of loss from associate		1,862	-
Income taxes		29,888	34,919
Share based compensation	16	1,550	833
Interest income on due from non-controlling interest	11	(898)	(2,197)
Provisions for inventory obsolescence and net realizable value adjustments		4,049	5,373
Other		557	251

		103,464	130,172
Changes in non-cash operating capital
Accounts receivable and prepaids		1,845	18,853
Inventories		(23,670)	(9,209)
Accounts payable and accrued liabilities		(10,505)	2,279

Cash generated from operating activities		71,134	142,095
Income taxes paid	14	(26,626)	(21,790)

Net cash provided by operating activities		44,508	120,305
Investing activities
Acquisition of Reservoir Minerals Inc., net of cash received	6	(205,064)	-
Pre-commercial production sales receipts		34,313	-
Pre-commercial production costs capitalized		(42,540)	-
Expenditures on mineral properties, plant and equipment		(42,915)	(85,439)
Changes in non-cash working capital related to investing activities		8,813	1,074

Net cash used in investing activities		(247,393)	(84,365)
Financing activities
Dividends paid to Nevsun shareholders	16	(34,407)	(31,954)
Distributions to non-controlling interest		(16,000)	(19,000)
Amounts repaid by non-controlling interest, including interest	11	17,500	6,500
Issuance of common shares, net of issue costs	16	902	436
Share issue costs related to dividend reinvestment program		(194)	-

Net cash used in financing activities		(32,199)	(44,018)
Decrease in cash and cash equivalents		(235,084)	(8,078)
Cash and cash equivalents, beginning of year		434,340	442,418
Cash and cash equivalents, end of year		$199,256	$434,340

Supplementary cash flow information (note 8)

The accompanying notes form an integral part of these consolidated financial statements.

NEVSUN RESOURCES LTD. Consolidated Statements of Changes in Equity (Expressed in thousands of United States dollars) Years ended December 31, 2016 and 2015

	Number of shares (note 16)	Share capital (note 16)	Share-based payments reserve	Retained earnings	Equity attributable to Nevsun shareholders	Non-controlling interest	Total equity
December 31, 2014	199,652,802	$407,359	$16,202	$253,035	$676,596	$156,300	$832,896
Exercise of stock options	128,667	436	-	-	436	-	436
Transfer to share capital on exercise of stock options	-	150	(150)	-	-	-	-
Transfer on forfeiture of vested options	-	-	(1,710)	1,710	-	-	-
Share-based payments	-	-	1,454	-	1,454	-	1,454
Income for the year	-	-	-	22,794	22,794	23,079	45,873
Dividends declared	-	-	-	(31,959)	(31,959)	-	(31,959)
Distributions to non-controlling interest	-	-	-	-	-	(19,000)	(19,000)
December 31, 2015	199,781,469	$407,945	$15,796	$245,580	$669,321	$160,379	$829,700
Shares issued on acquisition of Reservoir Minerals Inc. (note 6)	99,870,330	287,033	-	-	287,033	-	287,033
Mineral properties acquisition (note 7)	-	-	-	-	-	15,052	15,052
Exercise of stock options	351,668	902	-	-	902	-	902
Exercise of SARs	755,380	-	-	-	-	-	-
Transfer to share capital on exercise of stock options	-	365	(365)	-	-	-	-
Transfer to share capital on exercise of SARs	-	2,492	(3,809)	501	(816)		(816)
Transfer on forfeiture of vested options	-	-	(255)	255	-	-	-
Share-based payments	-	-	1,408	-	1,408	-	1,408
Shares issued as part of dividend reinvestment program	564,044	1,590	-	(1,590)	-	-	-
Share issue costs related to dividend reinvestment program	-	(194)	-	-	(194)	-	(194)
Income for the year	-	-	-	11,353	11,353	19,737	31,090
Dividends declared	-	-	-	(38,470)	(38,470)	-	(38,470)
Distributions to non-controlling interest	-	-	-	-	-	(16,000)	(16,000)
Spending on Lower Zone commitment (note 6)	-	-	-	-	-	1,202	1,202
December 31, 2016	301,322,891	$700,133	$12,775	$217,629	$930,537	$180,370	$1,110,907

The accompanying notes form an integral part of these consolidated financial statements.

NEVSUN RESOURCES LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2016 and 2015

1.	Description of business and nature of operations

Nevsun Resources Ltd. and its subsidiaries (collectively, Nevsun or the Company) are engaged in the acquisition, exploration, development and operation of mineral property interests. Nevsun is a public company which is listed on the TSX and the NYSE MKT LLC, under the trading symbol “NSU”. Nevsun was incorporated under the laws of the Province of British Columbia under the Company Act (British Columbia), is currently governed by the Business Corporations Act (British Columbia) and maintains its head office at Suite 760 – 669 Howe Street, Vancouver, British Columbia, Canada, V6B 0C4 and its registered and records office at 1000 – 840 Howe Street, Vancouver, British Columbia, Canada, V6Z 2M1 and its website address is www.nevsun.com.

The Company’s two principal assets are its ownership interest in the Timok project, a copper-gold development project in Serbia (“Timok Project”), which was acquired during Q2 2016 in connection with the acquisition of Reservoir Minerals Inc. (“Reservoir”) which was completed on June 23, 2016, and its 60% owned Bisha Mine in Eritrea (owned via an Eritrean-registered corporation, Bisha Mining Share Company (“BMSC”)). The Company owns a 100% interest in the Upper Zone of the Timok Project and currently owns a 60.4% interest in the Lower Zone of the Timok Project with Freeport-McMoRan Inc. (“Freeport”) owning the remaining interest in the Lower Zone. Nevsun’s 40% partner in the Bisha Mine is the State-owned Eritrean National Mining Corporation (“ENAMCO”), representing a non-controlling interest.

The consolidated financial statements of Nevsun for the year ended December 31, 2016, were reviewed by the Audit Committee and approved and authorized for issue by the Board of Directors on February 22, 2017.

2.	Basis of preparation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

These consolidated financial statements have been prepared on a historical cost basis except for derivative financial instruments which have been measured at fair value. These consolidated financial statements are presented in US dollars and all values are rounded to the nearest thousand, except where otherwise noted.

The significant accounting policies are presented in Note 3 and have been applied consistently in each of the periods presented. The critical judgements in applying accounting policies and sources of estimation are presented in Note 5.

3.	Summary of significant accounting policies

(a)	Principles of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries. Subsidiaries are entities controlled by the Company. Control over a subsidiary is defined to exist when the Company is exposed to variable returns from involvement with an investee and has the ability to affect the returns through power over the investee. All intercompany transactions and balances are eliminated on consolidation. For subsidiaries that the Company controls but does not own 100% of, the interest attributable to non-controlling shareholders is reflected in non-controlling interest. Adjustments to non-controlling interests are accounted for as equity transactions and adjustments that do not involve the loss of control are based on a proportionate amount of the net assets of the subsidiary.

The Company consolidates its controlling interest in Rakita Exploration d.o.o. Beograd (“Rakita”; Serbia), acquired through the Reservoir Transaction (see note 6). The allocation of net assets and profit or loss between Nevsun and the non-controlling shareholder is based on each party’s economic rights to the underlying cash flows and net assets associated with the Timok mineral property.

NEVSUN RESOURCES LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2016 and 2015

3.	Summary of significant accounting policies (continued)

(a)	Principles of consolidation (continued)

Significant subsidiaries of Nevsun Resources Ltd. are as follows:

Name	Country of incorporation	Principal activity	Nevsun’s effective interest
Nevsun Africa (Barbados) Ltd.	Barbados	Holding company	100%
Bisha Mining Share Company	Eritrea	Mining	60%
Rakita Exploration d.o.o. Beograd	Serbia	Project	100% of Upper Zone and 60.4% of Lower Zone

(b)	Foreign currency translation

The functional and reporting currency of the Company and all its subsidiaries is the United States dollar. Transactions in currencies other than the functional currency are recorded at the rate of exchange prevailing on the date of the transaction. Monetary assets and liabilities that are denominated in foreign currencies are translated at the rate prevailing at each reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date the fair value was determined. Non-monetary items that are measured at historical cost in a foreign currency are translated at the exchange rate on the date of the transaction. Foreign currency translation differences are recognized in profit or loss.

(c)	Revenue recognition and trade receivables

The Company includes proceeds from the sale of product, including by-product, in revenue. Revenue is recognized when the transfer of title and the risk and rewards of ownership pass to the customer provided that collection is reasonably assured, the price can be reliably measured, the Company has no significant continuing involvement and the costs incurred or to be incurred in respect of the transaction can be reliably measured.

All sales are completed in the form of executed sales agreements where final prices are determined by quoted market prices on a date subsequent to the date of sale. Revenue is recorded on a provisional basis based on current market prices on the date of sale. Adjustments are made to the sale price based on movements in quoted market prices up to the date of final pricing. The adjustment mechanism in these sales agreements is considered an embedded derivative. The fair value of the final sales price adjustment is adjusted each reporting period by reference to forward market prices and the changes in fair value are recorded as an adjustment to revenue. Any subsequent variations in the final determination of metal concentrate weight and metal content are also recognized as revenue adjustments.

Revenue is recorded net of treatment and refining charges.

(d)	Inventories

Inventories include materials and supplies, work-in-progress and finished goods, and are valued at the lower of weighted average cost and net realizable value. Average costs are calculated by reference to the cost levels experienced in the current month together with those in opening inventory. Cost for materials and supplies includes purchase price and freight, and cost for work-in-progress and finished goods are the costs of production. For this purpose, the costs of production include:

(i)	fuel, power, labour costs, materials, and contractor expenses that are all directly attributable to the extraction and processing of ore;

NEVSUN RESOURCES LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2016 and 2015

3.	Summary of significant accounting policies (continued)

(d)	Inventories (continued)

(ii)	the depreciation of mineral properties and plant and equipment used in the extraction and processing of ore; and

(iii)	production overheads.

Work-in-progress inventory includes ore stockpiles and other partly processed material. Stockpiles represent ore that has been extracted and is available for further processing. Quantities are assessed primarily through surveys and assays.

With respect to concentrate stockpiles, in months when the Company is producing only one type of concentrate, costs of production are allocated in their entirety to the concentrate produced within that month. In months when the Company is producing multiple concentrates, costs of production are determined on a co-product basis. Directly attributable costs are allocated to the respective concentrate produced, and common costs are allocated to each concentrate based on the ratio of payable production volume within the respective concentrate, multiplied by budgeted metal prices. Budgeted prices are used to eliminate price volatility and improve comparability of reporting between periods.

Write-downs of inventories to net realizable value and all losses of inventories are recognized as an expense in the period in which the write-down or loss occurred. Such write-downs are reversed in the event that there is a subsequent increase in the net realizable value of the inventory. Net realizable value is based on market prices less costs of completion and selling expenses.

(e)	Mineral properties, plant and equipment

(i)	Exploration and evaluation

Once the legal rights to explore an area have been secured, expenditures on exploration and evaluation activities are capitalized to exploration and evaluation, and are included within mineral properties, plant and equipment. Costs incurred prior to the Company obtaining the legal rights are expensed. Exploration expenditures relate to acquisition costs, the initial search for deposits with economic potential and to detailed assessments of deposits or other projects that have been identified as having economic potential. Obligations for removal and restoration as a result of undertaking the exploration and evaluation are capitalized. Management reviews the carrying value of capitalized exploration costs for indicators that the carrying value is impaired at least annually. The review is based on the Company’s intentions for further exploration and development of the undeveloped property. Subsequent recovery of the resulting carrying value depends on successful development or sale of the undeveloped project. If a property does not prove viable, all irrecoverable costs associated with the project, net of any previous impairment provisions, are written off.

NEVSUN RESOURCES LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2016 and 2015

3.	Summary of significant accounting policies (continued)

(e)	Mineral properties, plant and equipment (continued)

(ii)	Development and construction in progress

When economically viable reserves have been determined and the decision to proceed with development has been approved, exploration and evaluation assets are first assessed for impairment, then reclassified to construction-in-progress or mineral properties. The expenditures related to development and construction are capitalized as construction-in-progress and are included within mineral properties, plant and equipment. Costs associated with the commissioning of new assets incurred before they are operating in the way intended by management, including directly attributable costs of testing, are capitalized. Development expenditures are net of the proceeds of the sale of metals produced during this phase. When developed or constructed assets are operating in the way intended by management, construction-in-progress costs are reclassified to mineral properties or plant and equipment.

The costs of removing overburden to access ore are capitalized as pre-production stripping costs and are included within mineral properties, plant and equipment.

(iii)	Plant and equipment

Plant and equipment is carried at cost, less accumulated depreciation and accumulated impairment losses. Cost comprises the fair value of consideration given to acquire or construct an asset and includes the direct charges associated with bringing the asset to the location and condition necessary for putting it into use, along with the future cost of dismantling and removing the asset.

(iv)	Lease arrangements

Leases that transfer substantially all of the benefits and risks incidental to the ownership of property to the Company are accounted for as finance leases. Assets under finance lease are originally capitalized at the lower of the fair market value of the leased property and the net present value of the minimum lease payments. Each lease payment is allocated between the finance lease obligation and finance charge. The plant and equipment acquired under finance lease is depreciated over the shorter of the asset’s useful life and the lease term. All other leases are accounted for as operating leases wherein rental payments are expensed as incurred. Where a lease is prepaid, the obligation is offset against the prepayment.

The Company has entered into arrangements that are in substance leasing arrangements and have been accounted for in accordance with this policy.

(v)	Depreciation and depletion

Mineral properties, plant and equipment associated with mining operations are depreciated over the estimated useful lives of the assets on a units-of-production basis or on a declining balance basis at rates of 5% to 33% per annum, as appropriate. All other equipment is depreciated on a declining balance basis at rates of 5% to 33%, as appropriate. Depreciation methods and useful lives are reviewed at each reporting date and adjusted as required.

NEVSUN RESOURCES LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2016 and 2015

3.	Summary of significant accounting policies (continued)

(e)	Mineral properties, plant and equipment (continued)

(vi)	Stripping costs in the production phase

Where production stripping activity does not result in inventory produced, but does provide improved access to the ore body, the costs are deferred when the stripping activity meets all of the following criteria: (1) it is probable that the future economic benefit associated with the stripping activity will flow to the Company; (2) the Company can identify the component of the ore body for which access has been improved; and (3) the costs relating to the stripping activity associated with that component can be measured reliably. Deferred stripping costs are capitalized to mineral properties or construction-in-progress and are depreciated on a units-of-production basis over the expected useful life of the identified component of the ore body to which access has been improved as a result of the stripping activity.

(vii)	Impairment of non-financial assets

Non-financial assets are evaluated at the end of each reporting period by management for indicators that carrying value is impaired and may not be recoverable. When indicators of impairment are present, the recoverable amount of an asset is evaluated at the level of a cash generating unit (CGU), the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of a CGU is the greater of the CGU’s fair value less costs to sell and its value in use. An impairment loss is recognized in profit or loss to the extent the carrying amount exceeds the recoverable amount.

In calculating the recoverable amount, the Company uses discounted cash flow techniques to determine fair value less costs to sell and value in use when it is not possible to determine fair value either by quotes from an active market or a binding sales agreement. The determination of discounted cash flows is dependent on a number of factors, including future metal prices, the amount of reserves, the cost of bringing the project into production, production schedules, production costs, sustaining capital expenditures, and site closure, restoration and environmental rehabilitation costs and the discount rate used. Additionally, the reviews take into account factors such as political, social and legal, and environmental regulations. These factors may change due to changing economic conditions or the accuracy of certain assumptions and, hence, affect the recoverable amount. The Company uses its best efforts to fully understand all of the aforementioned to make an informed decision based upon historical and current facts surrounding the projects. Discounted cash flow techniques require management to make estimates and assumptions concerning reserves and expected future production revenues and expenses.

(f)	Provision for mine closure and reclamation

The Company records a liability based on the best estimate of costs for site closure and reclamation activities that the Company is legally or constructively required to remediate. The liability is recognized at the time environmental disturbance occurs and the resulting estimated costs are capitalized to the corresponding asset. The provision for mine closure and reclamation liabilities is estimated using expected cash flows based on engineering and environmental reports prepared by third-party industry specialists and discounted at a pre-tax rate specific to the liability. The capitalized amount is depreciated on the same basis as the related asset. The liability is adjusted for the accretion of the discounted obligation and any changes in the amount or timing of the underlying future cash flows. Significant judgements and estimates are involved in forming expectations of the amounts and timing of future closure and reclamation cash flows.

Additional disturbances and changes in mine closure and reclamation estimates are accounted for as incurred with a change in the corresponding capitalized cost. Costs of rehabilitation projects for which a provision has been recorded are recorded directly against the provision as incurred, most of which are incurred at the end of the life of mine.

NEVSUN RESOURCES LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2016 and 2015

3.	Summary of significant accounting policies (continued)

(g)	Financial instruments

(i)	Financial assets

The Company initially recognizes loans and receivables on the date that they originate. All other financial assets are recognized initially on the trade date, which is the date that the Company becomes a party to the contractual provisions of the instrument.

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in such transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability.

The Company classifies its non-derivative financial assets as loans and receivables. The classification depends on the purpose for which the financial assets were acquired, and management determines the classification of financial assets at recognition.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are classified as current assets or non-current assets based on their maturity date. Loans and receivables are initially recognized at fair value and subsequently carried at amortized cost less any impairment. Loans and receivables are comprised of cash and cash equivalents, trade and other receivables, and loan to supplier. Trade receivables include embedded derivatives which are provisionally priced and are measured at fair value with changes recognized in profit or loss.

(ii)	Financial liabilities

The Company classifies all of its financial liabilities as other financial liabilities. Other financial liabilities are non-derivatives and are recognized initially at fair value, net of transaction costs incurred and are subsequently stated at amortized cost. Any difference between the amounts originally received, net of transaction costs, and the redemption value is recognized in profit and loss over the period to maturity using the effective interest method.

(h)	Income taxes

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to taxes payable or receivable in respect of previous years. The Company uses the balance sheet method of accounting for deferred income taxes. Under the balance sheet method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax is not recognized for temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss. Deferred tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets also result from unused loss carry forwards, resource related pools and other deductions. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable income against which the deferred tax assets can be utilized will be available. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

NEVSUN RESOURCES LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2016 and 2015

3.	Summary of significant accounting policies (continued)

(h)	Income taxes (continued)

In determining the amount of current and deferred tax the Company takes into account the impact of uncertain tax positions and whether additional taxes and interest may be due. The Company believes that its accruals for tax liabilities are adequate for all open tax years based on its assessment of many factors, including interpretations of tax law and prior experience. This assessment relies on estimates and assumptions and may involve a series of judgements about future events. New information may become available that causes the Company to change its judgement regarding the adequacy of existing tax liabilities. Such changes to tax liabilities will impact tax expenses in the year that such a determination is made.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

(i)	Share-based payments

(i)	Stock options

The Company has a stock option plan that is described in note 16(b). Stock options granted to employees and directors are measured at the grant date fair value of the instruments issued and amortized as an expense with a corresponding increase in equity over the vesting periods. The amount recognized as an expense is adjusted to reflect the number of awards expected to vest. Upon the exercise of stock options, consideration received is recorded as share capital and the related share-based payments reserve is transferred to share capital. Charges for options that are forfeited before vesting are reversed from share-based payment reserve. For those options that expire or are forfeited after vesting, the recorded value is transferred to retained earnings.

(ii)	Stock appreciation rights (SARs)

SARs allow the holder to receive cash or common shares of the Company in the amount of the underlying value of the associated stock option. When the holder has the option of settling in cash or shares, the fair value of the SAR is recorded as a liability with no value assigned to an equity component. Changes to the fair value of the liability are recognized in profit or loss.

Where the holder elects to take common shares instead of cash, the value of the related liability is transferred directly to share capital; where the holder elects to settle SARs in cash instead of common shares, the value of the related liability is extinguished when the cash is paid.

In certain cases, SARs allow for the Board to elect for the option holder to receive the net value of the options held in shares. The net value is calculated as the difference between the market price of the Company’s shares on the date before exercise and the exercise price of the option, less statutory withholdings required on the employee’s behalf. In instances where the fair value on the date of exercise exceeds the original estimated fair value already recognized, additional expense is recorded in the period of exercise. The value allocated to the options, less withholding taxes, is transferred to share capital. In instances where the fair value on the date of exercise is less than the original estimated fair value, the difference is credited to retained earnings.

(iii)	Restricted, performance and deferred share units (RSUs, PSUs and DSUs)

RSUs, PSUs and DSUs allow the holder to receive cash in an amount calculated with reference to the value of the Company’s shares. The RSUs, PSUs and DSUs are recorded as a liability at fair value at year end, with changes in the fair value of the liability recognized in profit or loss. The liability is extinguished when the units vest and cash is paid to the holder or when the units otherwise expire.

NEVSUN RESOURCES LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2016 and 2015

3.	Summary of significant accounting policies (continued)

(i)	Share-based payments (continued)

(iii)	Restricted, performance and deferred share units (RSUs, PSUs and DSUs) (continued)

RSUs vest in thirds over a three year period, beginning one year after the grant date, and are settled in cash upon vesting. PSUs vest in full three years after the grant date and are settled in cash upon vesting, with payout value based on the Company’s share price performance relative to a group of peers. Both units are valued with reference to the Company’s current share price.

DSUs vest either immediately or over a specified time period, and are settled in cash when the holder of the units retires or resigns from the Company. DSUs are valued with reference to the Company’s current share price.

(j)	Investments in associates

An associate is an entity over which the Company has significant influence. The Company has significant influence when it has the power to participate in the financial and operating policy decisions of the associate but does not have control over those policies.

Dividends and repayment of capital received from an associate are accounted for as a reduction in the carrying amount of the Company’s investment. Unrealized gains and losses between the Company and its associates are recognized only to the extent of unrelated investors’ interests in the associates. Intercompany balances between the Company and its associates are not eliminated.

At the end of each reporting period, the Company assesses its investment in associates for impairment if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition and if the event or events have an impact on the estimated future cash flows of the investment.

(k)	Non-monetary transactions

The cost of an item of property, plant and equipment is measured at fair value unless the exchange lacks commercial substance, or the fair value of neither the asset received nor the asset given up is reliably measureable. If the acquired item is not measured at fair value, its cost is measured at the carrying amount of the asset given up. The Company determines whether an exchange transaction has commercial substance by considering the extent to which the Company’s future cash flows are expected to change as a result of the transaction.

(l)	Earnings per share

Earnings per share are calculated using the weighted average number of common shares outstanding during the year. Diluted earnings per share is calculated using the treasury stock method. The weighted average number of common shares outstanding for the calculation of diluted earnings per share assumes all in-the-money stock options and stock appreciation rights are exercised at the beginning of the year and that the proceeds to be received on their exercise are used to repurchase common shares at the average market price during the year.

4.	Accounting changes and recent accounting pronouncements

In January 2016, the IASB announced its new leasing standard, IFRS 16. The new standard will eliminate the current dual accounting model for lessees, which distinguishes between on-balance sheet finance leases and off-balance sheet operating leases. The new standard will, instead, present a single on-balance sheet accounting model that is similar to current finance lease accounting. The new standard will take effect for fiscal years starting on or after January 1, 2019. The Company expects the new standard to result in some leases that are currently accounted for under the operating lease method being added to the balance sheet. Such adjustments, however, are not yet quantifiable as the Company’s assets under lease may be different at the time of standard implementation.

NEVSUN RESOURCES LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2016 and 2015

4.	Accounting changes and recent accounting pronouncements (continued)

In May 2014, the IASB issued the final revenue standard, IFRS 15 - Revenue From Contracts With Customers, which will replace IAS 18 - Revenue, among other standards that do not currently affect the Company. The new standard becomes effective for fiscal years beginning on or after January 1, 2018. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The Company intends to adopt IFRS 15 in its financial statements for the annual period beginning January 1, 2018. The Company does not expect the standard to have a material impact on the financial statements.

In July 2014, the IASB published IFRS 9 – Financial Instruments: Recognition and Measurement, which replaces IAS 39, the existing guidance of the same name. IFRS 9 includes revised guidance on the classification and measurement of financial instruments, including a new expected credit loss model for calculating impairment on financial assets, and the new general hedge accounting requirements. It also carries forward the guidance on recognition and derecognition of financial instruments from IAS 9.

IFRS 9 is effective for annual reporting periods beginning on or after January 1, 2018, and the Company intends to adopt the new standard for the annual period beginning on that date. The Company does not expect the standard to have a material impact on the financial statements.

5.	Use of judgements and estimates

In preparing these consolidated financial statements, management has made judgements and estimates that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expense. Actual amounts incurred by the Company may differ from these values.

(a)	Judgements

The critical judgements that the Company’s management has made in the process of applying the Company’s accounting policies, apart from those involving estimation uncertainty (note 5(b)), that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

(i)	Achievement of commercial production

Costs incurred to construct and develop mineral properties, plant and equipment, including directly attributable costs of testing, are capitalized until the assets are brought into the location and condition necessary to be capable of operating in the manner intended by management. Net proceeds from the sale of metals produced during this period are offset against costs capitalized. Depletion of capitalized costs for mineral properties and related plant and equipment begins when operating levels intended by management have been reached. The results of operations of the Company during the years presented in these consolidated financial statements have been impacted by management’s determination that the Bisha Mine reached the operating levels intended by management with regards to copper production from supergene ore on December 1, 2013, and zinc production from primary ore on October 1, 2016.

(ii)	Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs

Management has determined that exploration drilling, evaluation, development and related costs incurred which have been capitalized are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geologic and metallurgic information, history of conversion of mineral deposits to proven and probable reserves, scoping and feasibility studies, accessible facilities, existing permits and life of mine plans.

NEVSUN RESOURCES LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2016 and 2015

5.	Use of judgements and estimates (continued)

(a)	Judgements (continued)

(iii)	Functional currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. The Company has determined the functional currency of each entity is the US dollar. Assessment of functional currency involves certain judgements to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

(iv)	Indicators of impairment

Judgement is required in assessing whether certain factors would be considered an indicator of impairment. Potential indicators of impairment must be evaluated in conjunction with many factors, including current and forecast economic conditions, internal projections and other factors which may indicate whether there is an indicator of impairment present, and accordingly, whether impairment testing is required. Management has determined that there were no indicators of impairment as at December 31, 2016.

(v)	Reservoir transaction as an acquisition of an asset

The Company has determined that the acquisition of Reservoir constitutes the acquisition of an asset, rather than an acquisition of a business. This decision required management to make certain qualitative considerations with respect to whether or not the acquired company is capable in its acquired state of producing economic outputs. Management concluded that this was not the case.

(vi)	Fair value of assets and liabilities acquired in the Reservoir transaction

Management relied upon multiple sources of information in order to allocate value to the assets and liabilities acquired as part of the transaction with Reservoir. The information was considered in the context of management’s intentions with the various properties acquired in order to allocate value accordingly.

(vii)	Significant influence over Reservoir

On April 25, 2016, concurrent with the Arrangement Agreement, Nevsun and Reservoir entered into a funding transaction totaling $135,000 comprised of a private placement for 19.99% of Reservoir’s outstanding common shares and a loan (together the “Funding Transaction”). The Company exercised judgement in determining that it held significant influence over Reservoir, which allowed for the Company to account for the investment using the equity method. The Company maintained this accounting treatment until Nevsun acquired the remaining outstanding shares of Reservoir on June 23, 2016.

(viii)	Fair value of due from non-controlling interest

As part of the non-monetary transaction through which BMSC acquired additional exploration properties (note 7), management exercised judgement in the determination of fair value of the amount due from non-controlling interest exchanged as part of the transaction, and also in the determination that the fair value of the due from non-controlling interest was more reliably measured than that of the exploration properties received in the exchange. Management considered multiple external factors in arriving at these conclusions.

NEVSUN RESOURCES LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2016 and 2015

5.	Use of judgements and estimates (continued)

(b)	Key sources of estimation uncertainty

The preparation of consolidated financial statements requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Actual future outcomes could differ from present estimates and assumptions; potentially having material future effects on the Company’s consolidated financial statements. Estimates are reviewed on an ongoing basis and are based on historical experience and other facts and circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The significant assumptions about the future and other major sources of estimation uncertainty as at the end of the reporting period that have a significant risk of resulting in a material adjustment to the carrying amounts of the Company’s assets and liabilities are as follows:

(i)	Reserve estimates including life of mine plan

The Company estimates its ore reserves and mineral resources based on information compiled by experts. Reserves are used in the calculation of depreciation, impairment assessment and for forecasting the timing of payment of mine closure, reclamation and rehabilitation costs.

There are numerous uncertainties inherent in estimating ore reserves, and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecasted prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may, ultimately, result in the reserves being restated.

The carrying amounts of the Company’s mineral properties, plant and equipment are depleted based on recoverable base metal pounds or ore reserve tonnes, depending on the use of the asset. Changes to estimates of recoverable quantities of base metals, ore reserve tonnes and depletable costs, including changes resulting from revisions to the Company’s mine plans and changes in metals prices forecasts, can result in a change to future depletion rates and impairment analysis.

(ii)	Estimated mine closure and reclamation costs

The Company’s provision for mine closure and reclamation cost obligations represents management’s best estimate of the present value of the future cash outflows required to settle the liability which reflects estimates of future costs, inflation, movements in foreign exchange rates and assumptions of risks associated with the future cash outflows, and the applicable risk-free interest rates for discounting the future cash outflows. Changes in the above factors can result in a change to the provision recognized by the Company.

Changes to mine closure and reclamation cost obligations are recorded with a corresponding change to the carrying amounts of related mineral properties, plant and equipment for the year. Adjustments to the carrying amounts of related mineral properties, plant and equipment can result in a change to future depletion expense.

(iii)	Fair value of embedded derivative

The value of trade receivables from the sale of concentrate and direct shipping ore is measured using quoted forward market prices as at the balance sheet date that correspond to the settlement date of the provisional pricing period for the estimated metals contained within the concentrate or ore. Fluctuations in the underlying market prices of zinc, copper, gold and silver, metal content and concentrate weight can cause significant changes to the ultimate final settlement value of the receivables and the final revenue recorded can vary significantly as a result.

NEVSUN RESOURCES LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2016 and 2015

5.	Use of judgements and estimates (continued)

(b)	Key sources of estimation uncertainty (continued)

(iv)	Income taxes

In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted income from operations and the application of existing tax laws in each jurisdiction. Forecasted income from operations is based on life of mine projections internally developed and reviewed by management.

Importance is given to tax planning opportunities that are within the Company’s control, are feasible and can be implemented without significant obstacles. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. At the end of each reporting period, the Company reassesses unrecognized income tax assets.

(v)	Share-based payments

The factors affecting share-based payments include estimates of when stock options might be exercised and the stock price volatility. The timing for exercise of options is out of the Company’s control and will depend, among other things, upon a variety of factors including the market value of Company shares, whether a non-trading restriction has been imposed by the Company, and financial objectives of the holders of the options. The Company has used historical data to determine volatility in accordance with Black-Scholes modeling, however future volatility is inherently uncertain and the model has its limitations. While these estimates can have a material impact on the share-based payments expense and hence, results of operations, there is no impact on the Company’s financial condition or liquidity.

6.	Acquisition of Reservoir

On April 22, 2016, the Company and Reservoir entered into an Arrangement Agreement pursuant to which the Company would acquire all of the issued and outstanding common shares of Reservoir by a way of a court-approved plan of arrangement (the “Reservoir Transaction”). The Reservoir Transaction closed on June 23, 2016.

Under the terms of the Arrangement Agreement, as amended June 16, 2016, each issued and outstanding common share and restricted share unit of Reservoir was exchanged for two (2) Nevsun common shares (the “Exchange Ratio”) plus CAD$2.00 in cash. Upon closing of the arrangement, existing Nevsun and Reservoir shareholders owned approximately 67% and 33% of Nevsun, respectively.

Concurrent with the Arrangement Agreement, Nevsun and Reservoir entered into the Funding Transaction. Nevsun purchased 12,174,928 common shares of Reservoir at a price of CAD$9.40 per share, for a total price of CAD$114,444 ($90,297) and provided an unsecured loan of $44,703 to Reservoir which bears interest at 12% per annum. The Funding Transaction provided $135,000 to enable Global Reservoir (BVI) Ltd., a wholly owned subsidiary of Reservoir, to exercise its right of first offer (“ROFO”) under its joint venture with Freeport International Holdings (BVI) Inc. (“Freeport (BVI)”) regarding the Timok Project, a copper-gold development project in Serbia. On closing of the exercise of the ROFO (May 2, 2016), Global Reservoir (BVI) Inc. held a 100% interest in the Upper Zone and a 60.4% interest in the Lower Zone of the Timok Project. Freeport presently owns an indirect 39.6% interest in the Lower Zone through its Class B share ownership of Freeport (BVI) and its ownership interest in the Lower Zone could be increased to 54.0%.

NEVSUN RESOURCES LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2016 and 2015

6.	Acquisition of Reservoir (continued)

Under the terms of the ROFO, Reservoir is required to make the following payments totaling up to $127,500, payable in stages, upon the achievement of key development milestones in addition to the $135,000 already paid to Freeport on the exercise of the ROFO:

a.	Up to a maximum of $20,000 to be spent in connection with agreed exploration and study work on the Lower Zone (“$20,000 Lower Zone commitment”);

b.	$45,000 payable to Freeport upon the earliest to occur of (i) a build decision on the Upper Zone, and (ii) access to either ore body for direct ship ore; and

c.	$50,000 payable to Freeport upon the achievement of commercial production.

Freeport is also entitled to be repaid up to $12,500 in recoupment of project expenditures from Reservoir’s share of future distributions.

Of the $127,500 of potential future payments as described above, $7,920 of the $20,000 Lower Zone commitment was initially treated as a liability, representing Freeport’s 39.6% interest in the $20,000 Lower Zone commitment for which the Company has a contractual obligation to fund. The Company’s share of the $20,000 Lower Zone commitment has not been accrued and is recognized as incurred. Through December 31, 2016, the Company has spent $3,035 on Lower Zone work, $1,202 of which has reduced Freeport’s portion of the Lower Zone commitment liability. The Company has estimated 100% of the remaining $16,965 of Lower Zone commitment will be incurred over the next twelve months and has classified Freeport’s interest of the remaining commitment in accordance with this estimate. The remaining $107,500 of possible future payments have not been accrued as the payments are dependent upon future events and will only be accrued for as and if the future events occur.

NEVSUN RESOURCES LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2016 and 2015

6.	Acquisition of Reservoir (continued)

Total consideration paid was comprised of the following:

Funding Transaction – April 25, 2016
19.99% investment held in Reservoir prior to closing(1)	$90,297
Unsecured loan to Reservoir by Nevsun	44,703
Total Funding Transaction	$135,000

Arrangement Transaction – June 23, 2016
Reservoir common shares outstanding(2)	49,143,165
Reservoir restricted share units (RSUs)	792,000
Total Reservoir common shares and RSUs to be exchanged	49,935,165
Exchange ratio	2.0
Nevsun common shares issued to Reservoir shareholders and unitholders	99,870,330
Fair value of a Nevsun common share in CAD(3)	$3.69
Fair value of Nevsun common shares issued in CAD	$368,522
CAD per USD exchange rate(3)	1.2839
Fair value of Nevsun common shares issued in USD	$287,033
Cash payment of CAD$2.00 per Reservoir share and RSU exchanged	77,787
Fair value of outstanding Reservoir stock options redeemed in cash on closing(4)	7,724
Equity investment loss in Reservoir (April 25, 2016 to June 22, 2016)(1)	(1,862)
Interest accrued on unsecured loan to Reservoir by Nevsun (April 25, 2016 to June 22, 2016)	872
Nevsun transaction costs	6,000
Purchase price excluding Funding Transaction	$377,554

Total purchase price	$512,554
1.	The 12,174,928 common shares of Reservoir owned by the Company at June 23, 2016 were purchased as part of the Funding Transaction for cash consideration of CAD$114,444 ($90,297). The Company accounted for its investment in Reservoir prior to closing of the Reservoir Transaction as an equity investment as it had sufficient power to exercise significant influence. At the date of acquisition, a $1,862 loss representing the Company’s share of net loss of its 19.99% interest in Reservoir was recognized in the Company’s net earnings and included in the purchase price.
2.	The number of Reservoir common shares outstanding at June 23, 2016, but excluding the 12,174,928 common shares of Reservoir owned by the Company as a result of the Funding Transaction.
3.	The fair value per common share of Nevsun of CAD $3.69 was the closing price on the Toronto Stock Exchange (“TSX”) on June 22, 2016 and the foreign exchange rate of 1.2839 was the closing CAD to USD exchange rate published by the Bank of Canada on June 22, 2016.
4.	Under the Arrangement Agreement, each outstanding Reservoir stock option on the closing date was settled in exchange for a cash payment equal to the amount by which CAD$9.40 exceeds the exercise price of each option. As at June 23, 2016, Reservoir had 1,356,500 outstanding stock options at an average exercise price of CAD$2.09 per option.

NEVSUN RESOURCES LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2016 and 2015

6.	Acquisition of Reservoir (continued)

The allocation of the purchase price has been determined as follows:

Net assets acquired:
Cash and cash equivalents	$21,150
Accounts receivable and prepaids	2,185
Restricted cash equivalents	146
Mineral properties, plant and equipment	506,367
Accounts payable and accrued liabilities	(9,374)
Provision for Lower Zone commitment	(7,920)
Total fair value of net assets acquired	$512,554

The principal development project acquired is a 100% interest in the Upper Zone and a 60.4% interest in the Lower Zone of the Timok Project.

The Company is the operator of the Timok Project until the occurrence of certain events that are not expected to occur until at least 15 years from the commencement of commercial production of the Upper Zone of the Timok Project. The Company will advance the development of both the Upper Zone and the Lower Zone. The Company will fund 100% of the Upper Zone development costs and will sole fund the first $20,000 of agreed Lower Zone work. The Company and Freeport will fund additional Lower Zone work based on their respective ownership interests in the Lower Zone. After delivery of a feasibility study, Freeport will have increased ownership in the Lower Zone of 54%, and the Company will have a 100% ownership interest in the Upper Zone and a 46% ownership interest in the Lower Zone. The Company and Freeport will be entitled to their pro rata share of the economic benefits of the Lower Zone and the Company is entitled to 100% of the economic benefits of the Upper Zone.

7.	BMSC mineral properties acquisition

On June 29, 2016, BMSC acquired additional mineral exploration license areas, increasing its exploration licensed area to 814 square kilometres, from the previous 41 square kilometres. The new exploration area consists of two licenses, the 184 square kilometer Tabakin exploration license, surrounding the existing BMSC mining licenses, and 630 square kilometer New Mogoraib exploration license, which combines new and previously relinquished property and the former Mogoraib River license.

The Tabakin exploration license includes the area between the Bisha and Harena mining licenses. BMSC will be permitted to hold the area covered by the Tabakin exploration license for ten years before any partial relinquishments. The New Mogoraib exploration license will be subject to a relinquishment regime for exploration licenses (three years of no relinquishment, followed by two one-year renewals with a 25% annual area reduction beginning after year three).

Nevsun funded its 60% share of these newly acquired exploration licenses by way of a $22,578 reduction in the amount receivable from ENAMCO. As part of this transaction, Nevsun will no longer charge interest on the remaining receivable. This receivable originally arose in 2011 when ENAMCO agreed to a $254,000 purchase price for the acquisition of an additional 30% interest in BMSC. Also see note 11.

8.	Supplemental cash information

	2016	2015
Cash and cash equivalents
Cash	$56,014	$135,597
Cash equivalents	143,242	298,743
	$199,256	$434,340

The Company maintains most of its cash and cash equivalents in USD currency. Cash equivalents consist of short-term deposits that are accessible with 30 days’ notice.

NEVSUN RESOURCES LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2016 and 2015

8.	Supplemental cash information (continued)

Supplementary information for the statements of cash flows is as follows:

	2016	2015
Non-cash investing and financing transactions
Mineral properties acquired by way of non-monetary transaction (note 7)	$37,630	$-
Shares issued on acquisition of Reservoir Minerals Inc. (note 6)	287,033	-
Shares issued as part of DRIP	1,590	-
Closure and reclamation increase in mineral properties, plant and equipment	-	3,000
Capital assets under finance lease	623	-
Depreciation added to (relieved from) inventory	4,743	(356)

9.	Accounts receivable and prepaids

	2016	2015
Trade receivables	$3,338	$5,109
Advances to vendors	7,725	7,698
Loan receivable	902	1,339
Prepaid expenses	1,702	1,483
Other receivables	1,707	305
Total accounts receivable and prepaids	$15,374	$15,934
Less: non-current portion of loan receivable	(388)	(725)
Accounts receivable and prepaids recorded as a current asset	$14,986	$15,209

10.	Inventories

	2016	2015
Materials and supplies	$52,198	$52,617
Work-in-progress	54,299	38,043
Finished goods – concentrates	17,729	6,877
Total inventories	$124,226	$97,537
Less: non-current portion of ore in stockpiles	(48,764)	(20,042)
Inventory recorded as a current asset	$75,462	$77,495

During the year ended December 31, 2016, the Company recorded an inventory obsolescence provision of $1,919 (2015 – $5,373) to account for slow-moving and obsolete materials and supplies inventory, and a provision against work-in-progress inventory of $2,130 (2015 – $2,686) to account for stockpiles that have a book value that exceeds the net realizable value.

The non-current portion of ore in stockpiles is not expected to be further processed in the next twelve months and consists of primary ore, oxide ore, pyrite sand ore and supergene ore of $40,975, $2,852, $4,174 and $763, respectively (December 31, 2015 - $10,530, $5,240, $4,272 and $nil, respectively).

Depreciation of $9,992 is included in work-in-progress and finished goods inventories at December 31, 2016 (December 31, 2015 – $5,249). All inventories are located at the Bisha Mine.

NEVSUN RESOURCES LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2016 and 2015

11.	Due from non-controlling interest

The amounts due from ENAMCO arose originally in October 2007 when the Company entered into an agreement with ENAMCO whereby the State increased its ownership in BMSC to 40% from its previous 10% free carried interest provided by Eritrean mining legislation. In June 2016, the Company signed an amended shareholders agreement with ENAMCO confirming that the remaining amount due from non-controlling interest of $10,000 will be paid by ENAMCO in two $5,000 installments in October 2016 (received) and April 2017, respectively. Interest income of $898 was recorded during the year ended December 31, 2016 (2015 - $2,197).

	2016	2015
Opening Balance	$44,180	$48,483

Accrued interest on purchase price receivable	898	2,197
Amounts received from non-controlling interest, including interest	(17,500)	(6,500)
Non-monetary exchange for mineral properties	(22,578)	-
Total due from non-controlling interest	$5,000	$44,180
Less: non-current portion of due from non-controlling interest	-	(38,825)
Due from non-controlling interest recorded as a current asset	$5,000	$5,355

12.	Mineral properties, plant and equipment

The Company’s properties are located in Serbia, Eritrea and Macedonia. The principal property in Serbia is the Brestovac – Metovnica exploration license which hosts the Timok Project (see Note 6). The Company also holds as part of the Timok Project three additional exploration licenses. The Company holds eight additional exploration licenses in the Bor region of Serbia that form the Tilva Joint Venture with Rio Tinto Mining and Exploration Ltd. (“Rio Tinto”). All exploration expenditures on these eight exploration licenses are funded by Rio Tinto. The Company also holds seven additional 100%-owned exploration licenses in Serbia.

The properties in Eritrea consist of two mining licenses, Bisha and Harena, and two exploration licenses, Tabakin and New Mogoraib (note 7). All properties are subject to a mining agreement with the Government of Eritrea. The Bisha mining license was granted in 2008 for an initial period of 20 years and the Harena mining license was granted in 2012 for 10 years. Both licenses can be extended if required. The Tabakin exploration license was granted in 2016 for 10 years before land relinquishment requirements begin. The New Mogoraib license, also granted in 2016, is valid for three years with no relinquishments, followed by two one-year renewals with a 25% annual area reduction after year three.

Properties in Macedonia include two exploration permits and the East and Southeast prospecting licenses.

Costs classified as mineral properties represent historic acquisition, exploration, evaluation and development costs at Bisha and Harena. Construction-in-progress at December 31, 2016, represents costs associated with the Bisha tailings facility expansion.

NEVSUN RESOURCES LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2016 and 2015

12.	Mineral properties, plant and equipment (continued)

Year ended December 31, 2016	Exploration and evaluation	Construction- in-progress	Mineral properties	Plant and equipment	Total
Cost
December 31, 2015	$36,191	$64,906	$52,629	$431,863	$585,589
Acquisition of Reservoir Minerals Inc.	504,501	-	-	1,866	506,367
Mineral property acquisition (note 7)	37,630	-	-	-	37,630
Additions
BMSC	9,322	13,548	1,321	7,208	31,399
Timok – Upper Zone	8,709	-	-	-	8,709
Timok – Lower Zone	3,035	-	-	-	3,035
Other	993	-	-	28	1,021
Pre-commercial production costs capitalized, net of sales receipts	-	21,072	-	-	21,072
Disposals	-	-	-	(2,494)	(2,494)
Transfers	-	(99,218)	-	99,218	-
Transfers to inventory	-	-	-	(2,317)	(2,317)
December 31, 2016	600,381	308	53,950	535,372	1,190,011
Accumulated depreciation
December 31, 2015	-	-	14,641	158,819	173,460
Charge for the year	-	-	4,639	48,329	52,968
Disposals	-	-	-	(1,723)	(1,723)
December 31, 2016	-	-	19,280	205,425	224,705
Net book value December 31, 2016	$600,381	$308	$34,670	$329,947	$965,306

Year ended December 31, 2015	Exploration and evaluation	Construction- in-progress	Mineral properties	Plant and equipment	Total
Cost
December 31, 2014	$29,504	$16,704	$47,938	$395,391 $	489,537
Additions	6,687	48,202	4,691	28,859	88,439
Disposals	-	-	-	-	-
Transfers	-	-	-	7,613	7,613
December 31, 2015	36,191	64,906	52,629	431,863	585,589
Accumulated depreciation
December 31, 2014	-	-	10,327	118,370	128,697
Charge for the year	-	-	4,314	40,449	44,763
December 31, 2015	-	-	14,641	158,819	173,460
Net book value December 31, 2015	$36,191	$64,906	$37,988	$273,044 $	412,129

NEVSUN RESOURCES LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2016 and 2015

12.	Mineral properties, plant and equipment (continued)

For the year ended December 31, 2016, the Company capitalized $21,072 (2015 – $nil) of net testing costs directly attributable to bringing the Bisha zinc phase expansion plant to the condition necessary for it to be capable of operating in the manner intended by Management. The $21,072 capitalized costs consists of directly attributable commissioning costs of $41,205, depreciation and amortization of $12,845, and royalties of $1,335, net of sales receipts of $34,313.

Transfers of construction-in-progress for the year ended December 31, 2016 and 2015 to plant and equipment are comprised as follows:

	2016	2015
Opening balance of Construction-in-progress	$64,906	$16,704
Additions
Tailings dam	308	-
Zinc phase construction	13,240	48,202
Pre-commercial production costs capitalized, net of sales receipts	21,072	-
Balance before transfers	99,526	64,906
Zinc phase assets transferred to plant and equipment	(99,218)	-
Closing balance of Construction-in-progress	$308	$64,906

As at December 31, 2016, plant and equipment includes finance-leased assets with a net book value of $2,764 (2014 - $3,426). As at December 31, 2016, the Company had unsettled obligations for property, plant and equipment of $4,500, $4,300 of which is comprised of amounts remaining to be paid related to the zinc phase expansion. Payment is expected by June 30, 2017.

Exploration and evaluation is comprised of assets in the following locations:

	BMSC	Timok	Other	Total
December 31, 2015	$36,191	$-	$-	$36,191
Assets acquired through acquisition of Reservoir	-	504,501	-	504,501
Mineral property acquisition	37,630	-	-	37,630
Additions	9,322	11,744	993	22,059
December 31, 2016	$83,143	$516,245	$993	$600,381

Other exploration and evaluation assets are comprised of the Company’s other holdings in Serbia and Macedonia.

13.	Accounts payable and accrued liabilities

	2016	2015
Trade accounts payable	$39,415	$32,271
Accrued royalties	2,823	4,374
Accrued liabilities	22,492	20,236
	$64,730	$56,881

Included in accrued liabilities are incentive amounts due to employees (RSUs, PSUs) of $2,324 (December 31, 2015 - $2,070) and directors (DSUs) of $5,830 (December 31, 2015 – $2,837). The Company recorded in administrative expenses $3,454 (2015 - $1,323) for RSUs and PSUs and $3,054 (2015 – $838) for DSUs.

NEVSUN RESOURCES LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2016 and 2015

14.	Income taxes

(a)	Income tax expense

Income tax expense was recorded for income earned in the years ended December 31, 2016 and 2015, as follows:

	2016	2015
Current income tax expense	$(31,331)	$(26,394)
Deferred income tax recovery (expense)	1,443	(8,525)
Income tax expense	$(29,888)	$(34,919)

(b)	Reconciliation of income taxes

A reconciliation of the income tax expense to the amount calculated using the Company’s statutory tax rate is as follows:

	2016	2015
Income tax expense at statutory rate of 26.0%	$(15,854)	$(21,006)
Tax effect of:
Difference in tax rates of foreign jurisdictions(1)	(9,586)	(10,869)
Benefit of tax losses not recognized	(5,755)	(56)
Non-deductible and other items	1,307	(2,988)
	$(29,888)	$(34,919)
(1)	The Eritrean statutory mining income tax rate is 38%.

(c)	Recognized deferred tax assets and liabilities

The tax effects of temporary differences that give rise to deferred tax assets and liabilities are as follows:

	2016	2015
Deferred tax liabilities
Mineral properties, plant and equipment	$(63,988)	$(65,431)
Net deferred tax liabilities	$(63,988)	$(65,431)

(d)	Unrecognized tax losses and tax assets

At December 31, 2016, the Company has available losses for income tax purposes in Canada of approximately $73,680 (2015 – $26,897), approximately $10,383 of which were acquired in 2016 as part of the Reservoir transaction and are subject to restricted future use. The Company also has available losses for income tax purposes in Serbia of approximately $43,307 (2015 – $nil), in Macedonia of approximately $847 (2015 – $nil), in Barbados of approximately $7,158 (2015 – $9,869) and in Eritrea of $1,394 (2015 – $1,394). If not utilized to reduce income in future periods, all losses will expire through 2031. The benefits of these available tax losses and tax assets have not been recognized. Access to some of the losses carried forward in the future may be restricted.

Deferred tax assets have not been recognized in respect of the following items:

	2016	2015
Mineral properties, plant and equipment	$2,974	$2,849
Tax losses carried forward	126,386	38,161
	$129,360	$41,010

NEVSUN RESOURCES LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2016 and 2015

15.	Provision for mine closure and reclamation

	2016	2015
Balance, beginning of year	$38,732	$34,196
Accretion	1,944	1,536
Additional liability	-	3,000
Balance, end of year	$40,676	$38,732

The Company’s provision for mine closure and reclamation consists of costs accrued based on the current best estimate of mine closure and reclamation activities that will be required at the Bisha and Harena sites upon completion of mining. These activities include costs for earthworks, including land re-contouring and re-vegetation, water treatment and demolition. The Company’s provision for future site closure and reclamation costs is based on the level of known disturbance at the reporting date, known legal requirements and cost estimates prepared by a third party specialist.

During 2012 estimates prepared by the third-party specialist were updated to include the Harena mining license area as well as increases in cost estimates for certain reclamation activities. This report was updated internally with input from the third-party specialist as at December 31, 2015, to reflect additional disturbances incurred during the 2015 year. No such update was considered necessary as at December 31, 2016. Management used a pre-tax discount rate of 5.01% and an inflation factor of 3.0% in preparing the Company’s provision for mine closure and reclamation. Although the ultimate amount to be incurred is uncertain, based on development, legal requirements and estimated costs as at December 31, 2016, the undiscounted inflation-adjusted liability for provision for mine closure and reclamation is estimated to be approximately $59,076 (December 31, 2015 – $59,100). The cash expenditures are expected to occur over a period of time extending several years after the projected closure of the Bisha and Harena sites. Accretion expense of $1,944 (2015 – $1,536) is recorded in finance costs.

16.	Share capital

(a)	Authorized share capital consists of an unlimited number of common shares without par value.

(b)	Stock options

The shareholders of the Company renewed a stock option plan on May 4, 2015 (the Plan). The Plan expires after three years and has not materially changed since September 5, 2012. The maximum number of options that can be issued under the Plan is 6.75% of outstanding shares, for a maximum option life of 5 years. As at December 31, 2016, there are no longer any options remaining granted under the former stock option plan. Total options outstanding are 9,068,765 at December 31, 2016.

The Company has recorded the fair value of all options granted using the Black-Scholes model. Share-based payment costs are amortized over vesting periods ranging between one and three years. During 2016, share-based payments costs were calculated using the following weighted average assumptions: expected life of option 2.9 years (2015 – 3.9 years), stock price volatility 39% (2015 – 46%), dividend yield 4.7% (2015 – 6.3%) and a risk-free interest rate yield of 0.8% (2015 – 0.7%). The fair value is particularly impacted by the Company’s stock price volatility.

The year ended December 31, 2016 includes $1,408 (2015 - $1,454) in share-based payment costs related to stock options, all of which were presented in administrative expenses.

NEVSUN RESOURCES LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2016 and 2015

16.	Share capital (continued)

(b)	Stock options (continued)

	Number of options	Weighted average exercise price (CAD)
Outstanding, December 31, 2014	12,182,000	$4.00
Granted	2,010,500	3.49
Exercised as stock options	(128,667)	4.13
Forfeited or expired	(1,170,000)	4.16
Outstanding, December 31, 2015	12,893,833	3.90
Granted	2,193,100	4.31
Exercised as stock options	(351,668)	3.43
Exercised as SARs	(3,750,000)	3.22
Forfeited or expired	(1,916,500)	5.54
Outstanding, December 31, 2016	9,068,765	$3.95

Type	Range of exercise price (CAD)	Number of options	Average remaining life in years
Vested (exercisable)	$3.28 – $4.81	4,996,989	2.0
Unvested	$3.49 – $4.40	4,071,776	4.2
Total	$3.28 – $5.71	9,068,765	3.0

The weighted average share price of the Company on the dates options were exercised in 2016 was CAD $4.32 (2015 – CAD $4.95). The weighted average exercise price of options exercisable at the end of the year was CAD $4.28 (December 31, 2015 – CAD $3.98).

(c)	Stock appreciation rights

At December 31, 2016, $151 (December 31, 2015 - $33) was recorded in accounts payable and accrued liabilities to account for the liability associated with cash-settled SARs. The intrinsic value of vested SARs outstanding as at December 31, 2016, is $151.

During the year ended December 31, 2016, the Company recorded $118 in administrative expenses related to changes in the fair value of the stock appreciation rights during the year (2015 – credit of $621).

In August 2016, the Board of Directors elected for the holders of 3,750,000 stock options with tandem SARs to receive the fair value of the SARs, less applicable statutory withholdings, in shares, resulting in the issuance of 755,389 shares. On the date of exercise, the fair value of the shares of $2,492, or $CAD 4.32 per share, combined with withholding taxes of $816, was less than the previously recognized share-based payment expense of $3,809. The difference of $501 was removed from share based payments reserve and credited to retained earnings.

(d)	Shares – fully diluted

Number of shares
Issued and fully paid at December 31, 2016	301,322,891
Reserved for options (note 16(b))	9,068,765
Shares – fully diluted, at December 31, 2016	310,391,656

Subsequent to December 31, 2016, the Company announced the retirement of two directors from the Board and concurrent signing of a consulting agreement. The consulting agreement will end on December 31, 2017. At the end of the consulting term, the Company will issue to each retiring director 50,000 shares on January 1, 2018.

NEVSUN RESOURCES LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2016 and 2015

16.	Share capital (continued)

(e)	Earnings per share

The calculations of earnings per share is based on the following data:

	2016	2015
Net income attributable to Nevsun shareholders	$11,353	$22,794
Effect of dilutive securities:
Change in stock appreciation rights liability	-	-
Diluted net income attributable to Nevsun shareholders	$11,353	$22,794
Weighted average number of common shares outstanding for the purpose of basic earnings per share (000s)	252,392	199,736
Dilutive options and SARs	608	1,725
Weighted average number of common shares outstanding for the purpose of diluted earnings per share (000s)	253,000	201,461
Earnings per share
Basic	$0.04	$0.11
Diluted	$0.04	$0.11

Basic earnings per share is computed by dividing the net income attributable to Nevsun shareholders by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflects the potential dilution of outstanding SARs and stock options in the weighted average number of common shares outstanding during the year, if dilutive.

(f)	Dividends

The Company declared in 2016 four quarterly dividends of $0.04 per share for total declarations of $40,060. In 2015, the Company declared four quarterly dividends of $0.04 per share for total declarations of $31,959.

In September 2016, the Company implemented a Dividend Reinvestment Plan (“DRIP”) which allows shareholders to purchase additional common shares of the Company at a 3% discount to fair market value by reinvesting their cash dividends. Approximately 13% of common shareholders elected to participate in the DRIP for the Q3 2016 dividend. Accordingly, the Company paid dividends of $10,476 in cash and $1,590 in common shares (564,044 shares) in October 2016. Approximately 12% of common shareholders elected to participate in the DRIP for the Q4 2016 dividend. Accordingly, the Company paid dividends of $10,562 in cash and $1,537 in common shares (465,369 shares) in January 2017.

17.	Interest in subsidiaries

The following table presents the financial position of the Company’s 60% owned subsidiary, BMSC, as at December 31, 2016 and 2015. The information is presented on a 100% basis.

	2016	2015
Current assets	$116,141	$129,778
Non-current assets	493,542	429,513

Current liabilities	(57,102)	(55,225)
Non-current liabilities	(104,664)	(103,119)
Net assets	$447,917	$400,947
Net assets attributable to non-controlling interest	$179,168	$160,379

NEVSUN RESOURCES LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2016 and 2015

17.	Interest in subsidiaries (continued)

The following table presents the financial results of BMSC for the years ended December 31, 2016 and 2015, respectively:

	2016	2015
Revenues	$230,705	$356,872
Net income and comprehensive income	49,344	57,698
Net income and comprehensive income attributable to non-controlling interest	$19,737	$23,079

The following table presents the summary cash flow information of BMSC for the years ended December 31, 2016 and 2015, respectively:

	2016	2015
Net cash provided by operating activities	$67,209	$131,906
Net cash used in investing activities	(36,162)	(84,351)
Net cash used in financing activities	(40,000)	(47,500)
Increase (decrease) in cash and cash equivalents	$(8,953)	$55

The following table presents the financial position of the Company’s subsidiary, Rakita, as at December 31, 2016 and 2015. The information is presented on a 100% basis.

	2016	2015
Current assets	$8,299	$-
Non-current assets	518,345	-

Current liabilities	(11,849)	-
Non-current liabilities	-	-
Net assets	$514,795	$-
Net assets attributable to non-controlling interest	$1,202	$-

The following table presents the financial results of Rakita for the years ended December 31, 2016 and 2015, respectively:

	2016	2015
Net income and comprehensive income	$(616)	$-
Net income and comprehensive income attributable to non-controlling interest	-	-

The following table presents the summary cash flow information of Rakita for the years ended December 31, 2016 and 2015, respectively. The 2016 year represents cash flows that occurred subsequent to the closing of the Reservoir transaction on June 23, 2016.

	2016	2015
Net cash provided by operating activities	$(550)	$-
Net cash used in investing activities	(7,497)	-
Net cash used in financing activities	14,450	-
Increase (decrease) in cash and cash equivalents	$6,403	$-

NEVSUN RESOURCES LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2016 and 2015

18.	Revenues

	2016	2015
Zinc concentrate sales	$26,567	$-
Zinc concentrate by-product sales	1,358	-
Copper concentrate sales	125,046	320,797
Copper concentrate by-product sales	19,934	61,891
Other	78,415	21,537
Zinc concentrate treatment charges	(2,678)	-
Copper concentrate treatment and refining charges	(17,937)	(47,353)
	$230,705	$356,872

For the year ended December 31, 2016, copper concentrate sales include positive provisional and final pricing and physical quantity adjustments of $601 (2015 – net of charges of $33,415), while zinc concentrate sales include positive provisional and final pricing and physical quantity adjustments of $106 (2015 – $nil). As at December 31, 2016, a 10% change to the underlying metals prices would result in a change in revenue and accounts receivable of $1,576, based on the total quantities of metals in sales contracts for which the provisional pricing periods were not yet closed. Provisional pricing periods are typically one to four months after shipment (see also note 23).

For the year ended December 31, 2015, copper concentrate by-product sales include $16,414 of revenue, net of final pricing and physical quantity adjustments of $877, recorded on the sale of precious metal concentrate derived from pyrite sand ore. No such sale took place in 2016.

Other revenue consists of stockpiled gold and silver bearing ore shipped directly to buyers.

For the year ended December 31, 2016, the Company recorded pre-commercial production zinc and zinc by-product sales of $34,313. When offset by pre-commercial production operating costs of $41,205, depreciation and amortization of $12,845, and royalties of $1,335, the resultant net cost of $21,072 was capitalized to the cost of the zinc expansion phase plant and equipment.

19.	Operating expenses

	2016	2015
Raw materials, consumables and supplies	$51,899	$65,495
Employment, benefits and contractors	41,355	48,082
Transport, port and shipping	53,474	72,963
Repairs and maintenance	7,608	11,598
Overheads	11,109	8,350
Changes in inventories	(20,798)	(5,598)
Pre-commercial production operating expenses capitalized	(41,205)	-
	$103,442	$200,890

20.	Administrative expenses

	2016	2015
Salaries and employee benefits	$5,757	$5,496
Share-based payments	1,550	833
Long-term incentives	6,508	2,161
Business development	521	1,730
Other	4,877	3,375
	$19,213	$13,595

NEVSUN RESOURCES LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2016 and 2015

21.	Commitments

As of December 31, 2016, the Company had the following contractual obligations:

	Total	Less than 1 year		1-3 years		3-5 years		Over 5 years
Purchase commitments and contractual obligations	$64,107	$64,107	$		$		$
Mine closure and reclamation	59,076	298		-		-		58,778
Minimum operating lease payments	2,306	2,306		-		-		-
Total contractual obligations	$125,489	$66,711		$-		$-		$58,778

The Company has arranged an annually renewable environmental bond for the Bisha Project for $30,000 at a cost of 1% per annum.

22.	Segment information

Results of operating segments are reviewed by the Company’s chief operating decision maker to make decisions about resources to be allocated to the segments and assess their performance.

The Company conducts its business in two principal operating segments: the development project in Europe (Timok Project, plus other assets), and the mining operations in Africa (BMSC). For segmented reporting purposes, the Company’s reportable operating segments are comprised of Europe, Africa, and all other business activities and operating segments that are not reportable (North America).

The principal products of the Company’s mining operations in Africa are copper and zinc concentrates, containing by-products of gold and silver. Cash and cash equivalents of $197,936 are located outside of Africa at December 31, 2016 (December 31, 2015 - $432,090). Information related to the reportable operating segments is as follows:

Total assets	December 31, 2016	December 31, 2015
Europe	$528,061	$-
Africa	609,683	559,291
North America	171,418	444,829
Total	1,309,162	1,004,120
Total liabilities	December 31, 2016	December 31, 2015
Europe	$6,005	$-
Africa	161,766	158,344
North America	30,484	16,076
Total	$198,255	$174,420

	Revenues		Cost of sales		Net income (loss) attributable to Nevsun shareholders
	Year ended December 31,
	2016	2015	2016	2015	2016	2015
Europe	$-	$-	$-	$-	$(616)	$-
Africa	230,705	356,872	150,223	264,159	29,607	34,619
North America	-	-	-	-	(17,638)	(11,825)
Total	$230,705	$356,872	$150,223	$264,159	$11,353	$22,794

23.	Financial instruments and risk management

Financial instruments are agreements between two parties that result in promises to pay or receive cash or equity instruments.

NEVSUN RESOURCES LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2016 and 2015

23.	Financial instruments and risk management (continued)

The Company has exposure to the following risks from its use of financial instruments:

market risk, including commodity price, fuel price and currency risks; redit risk; and liquidity risk.

This note presents information about the Company’s exposure to each of the above risks, the Company’s objectives, procedures and processes for measuring and managing risk, and the Company’s management of capital.

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company’s risk management procedures are established to identify and analyze the risks faced by the Company. The Company, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

The Company’s Audit Committee oversees how management monitors compliance with the Company’s financial risk management procedures and processes and reviews the adequacy of the risk management framework in relation to the risks faced by the Company.

(a)	Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, commodity prices, interest rates, fuel prices and equity prices will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return on capital.

(i)	Metals price risk

The Company is subject to price risk fluctuations in market prices of zinc, copper, gold, and silver, and the profitability of the Company’s operations is highly correlated to the market prices of these metals. Historically, zinc, copper, gold, and silver prices have fluctuated widely and are affected by numerous factors outside the Company’s control.

The Company is subject to price risk from these fluctuations for sales that have not yet settled as of the balance sheet date. The commodity price risk associated with financial instruments relates to changes in fair value caused by final pricing adjustments to receivables for these metals.

The Company has not hedged any of its concentrate sales or DSO sales. The quantities of payable zinc, copper, gold, and silver subject to final settlement as at December 31, 2016, and the weighted average forward prices per pound or ounce used to value the related receivables are as follows:

	2016
	Quantity (000s payable pounds)		Weighted average forward price per pound
Zinc in zinc concentrate subject to final settlement	8,197		$1.16
	Quantity (payable ounces	)	Weighted average forward price per ounce
Gold subject to final settlement	2,905		$1,140
Silver subject to final settlement	189,330		$15.40

NEVSUN RESOURCES LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2016 and 2015

23.	Financial instruments and risk management (continued)

(a)	Market risk (continued)

(i)	Metals price risk (continued)

Sales of zinc and copper concentrates as well as DSO material are recognized on a provisional pricing basis when risks and rewards, transfers and the rights and obligations of ownership pass to the customer, which usually occurs on shipment. However, the final pricing for the product sold and purchased is not determined at that time as it is contractually linked to market prices on a subsequent date. These arrangements have the characteristics of a derivative instrument as the value of the related receivables will vary as the price for the underlying commodity varies in the metal markets. These pricing adjustments result in gains in a rising price environment and losses in a declining price environment and are recorded as a change in revenue at each balance sheet date and at final settlement. The effect on revenue and accounts receivable and payable of a 10% change to the underlying metals prices is disclosed in note 18.

(ii)	Fuel price risk

Fuel consumption comprises a significant portion of the Company’s operating expenses and the Company is therefore subject to fuel price risk on fluctuations of the market price of diesel. Based on an estimated annual consumption of 40 million litres of diesel fuel, a $0.10 change in the price per litre of fuel would have a $4.0 million impact on earnings before tax.

(iii)	Currency risk

The Company’s functional currency is the United States dollar (USD). The Eritrean nakfa (ERN) is directly tied to the USD and therefore does not present a foreign exchange risk in terms of the functional currency. The Company is exposed to currency risk on settlements of purchases that were denominated in currencies other than the functional currency. Historically the currency exposures are primarily to the Canadian dollar (CAD), South African rand (ZAR), Australian dollar (AUD), and Euro (EUR). With the acquisition of Reservoir, the Company is now also subject to fluctuations in the Serbian dinar (RSD) and Macedonian dinar (MKD).

The following is a break-down of financial assets and liabilities denominated in foreign currencies to which the Company is exposed:

	2016
	CAD	ZAR	AUD	EUR	RSD	MKD
Cash and cash equivalents	3,370	500	-	450	27,606	9,083
Accounts receivable	314	-	-	-	154,850	1,330
Payables and accruals	(14,755)	(2,640)	(121)	(576)	(610,122)	(270)
Net financial assets (liabilities)	(11,071)	(2,140)	(121)	(126)	(427,667)	10,143
USD foreign exchange rate	0.74	0.07	0.72	1.05	0.01	0.02
Balance sheet exposure in equivalent USD	(8,221)	(156)	(87)	(132)	(3,628)	174

	2015
	CAD	ZAR	AUD	EUR	RSD	MKD
Cash and cash equivalents	675	506	-	-	-	-
Accounts receivable	117	1	-	-	-	-
Payables and accruals	(9,740)	(5,341)	(129)	(444)	-	-
Net financial assets (liabilities)	(8,948)	(4,837)	(129)	(444)	-	-
USD foreign exchange rate	0.72	0.06	0.73	1.09	-	-
Balance sheet exposure in equivalent USD	(6,465)	(311)	(94)	(484)	-	-

NEVSUN RESOURCES LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2016 and 2015

23.	Financial instruments and risk management (continued)

(a)	Market risk (continued)

(iii)	Currency risk (continued)

A 10% percent strengthening of the US dollar against the above currencies at December 31, 2016 would have increased (decreased) net income by the amounts shown below. This analysis assumes that all other variables remain constant:

	2016	2015
CAD	$822	$647
ZAR	16	31
AUD	9	9
EUR	13	48
RSD	363	-
MKD	(17)	-

(b)	Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s financial assets.

(i)	Cash equivalents

The Company limits its exposure to credit risk by only investing in highly liquid securities and only with counterparties that have a strong credit rating. Given these high credit ratings, management does not expect any counterparty to fail to meet its obligations.

(ii)	Accounts receivable

The Company’s accounts receivable are due primarily from the smelters and metals traders to which the Company sells zinc and copper concentrates and have maximum settlement periods of approximately four months. The Company also makes significant advances to vendors at its Bisha Mine, mostly with respect to the procurement of materials and supplies inventory. Management does not expect these counterparties to fail to meet their obligations.

(iii)	Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. Cash and cash equivalents held by the Company have contractual maturities of less than 90 days. The maximum exposure to credit risk at the reporting date was:

	2016	2015
Cash and cash equivalents	$199,256	$434,340
Due from non-controlling interest	5,000	44,180
Trade accounts receivable	3,338	7,990
Advances to vendors	7,725	7,698
	$215,319	$494,208

The Company does not have any amounts receivable that it considers impaired or otherwise uncollectible.

NEVSUN RESOURCES LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2016 and 2015

23.	Financial instruments and risk management (continued)

(c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquid funds to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

Typically, the Company ensures that it has sufficient cash on hand to meet expected operational expenses including the servicing of financial obligations, if any; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

The contractual financial liabilities of the Company as of December 31, 2016, total $86,873 (December 31, 2015 - $70,257). The undiscounted cash flows of the liabilities are equal to their contractual amounts. Substantially all of the liabilities presented as accounts payable and accrued liabilities are due within ninety days of December 31, 2016.

(d)	Fair value versus carrying amounts

The carrying amount of financial assets and liabilities carried at amortized cost is a reasonable approximation of fair value.

24.	Capital management

The Board’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. The capital of the Company consists of equity attributable to Nevsun shareholders and amounts related to non-controlling interest.

The Company manages its capital structure and makes adjustments in light of the changes in its economic environment and the risk characteristics of the Company’s assets. To effectively manage the Company’s capital requirements, the Company has in place a planning, budgeting and forecasting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives.

25.	Key management personnel compensation

Key management personnel consists of directors, executive officers, management at a vice president level, the Bisha Mine General Manager, and the Timok Project Senior VP Projects. Long-term incentives consists of RSUs, PSUs and DSUs.

	2016	2015
Salaries, directors fees and other short-term benefits	$6,507	$4,897
Share-based payments	1,205	592
Long-term incentives	6,395	1,859
Total key management personnel compensation	$14,107	$7,348

The Chief Executive Officer (“CEO”) has announced plans to retire in 2017. At the time of the CEO’s retirement, the Company expects to incur outlays in a range of $8,000 to $9,200, comprised primarily of long-term incentive compensation, based on recent trading prices of the Company’s common shares.

NEVSUN RESOURCES LTD. Notes to Consolidated Financial Statements (Expressed in thousands of United States dollars, unless otherwise stated) Years ended December 31, 2016 and 2015

26.	Contingency

(a)	Legal Claims

The Company is involved in various claims, litigation and other matters in the ordinary course and conduct of business. Some of these pending matters will take a numbers of years to resolve. While it is not possible to determine the ultimate outcome of such actions at this time, and inherent uncertainties exist in predicting such outcomes, it is the Company’s belief that the ultimate resolution of such actions is not reasonably likely to have a material adverse effect on its consolidated financial position or results of operations. As a result, no significant contingent liabilities have been recorded in these consolidated financial statements.

(b)	Contractual dispute with Canaccord

Canaccord Genuity Corp. (“Canaccord”) was an advisor to Reservoir in connection with the transaction described in note 6 to these consolidated financial statements (the “Transaction”).

In March 2016, Canaccord and Reservoir entered into an advisory agreement to evaluate third party funding arrangements which related to the potential exercise by Reservoir of a right of first refusal (“ROFO”) under its joint venture agreement with Freeport. Canaccord was paid a fee of $1,000 for providing financial advisory services in connection with Reservoir’s exercise of the ROFO.

In early April 2016, Canaccord and Reservoir entered into a new advisory agreement regarding a potential acquisition of control of Reservoir (the “April Advisory Agreement”). Canaccord has filed a Notice of Claim in the British Columbia Supreme Court regarding the fees under the April Advisory Agreement. Canaccord initially demanded an advisory fee of CAD$11,658 (the “Transaction Fee”) and has subsequently increased its claim for a Transaction Fee to CAD$14,670, which would represent approximately 3.0% of the overall transaction value of approximately CAD$482,000 based on the closing price of the Company’s shares (CAD$4.70), the last trading day prior to the date of announcement of the Transaction.

On September 12, 2016, Reservoir filed a Reply to the Notice of Claim to dispute the Transaction Fee demanded by Canaccord on the basis that, among other things, it is not determined in accordance with the terms of the April Advisory Agreement. Reservoir has paid to Canaccord the sum of CAD$6,047 (which includes a transaction fee of CAD$5,617 and a second fairness opinion fee of $100, taxes and expenses). Reservoir believes that this constitutes all fees that Canaccord is entitled under the April Advisory Agreement.

No provision has been recorded in these consolidated financial statements as the outcome of this claim is not determinable.